Exhibit 99.5

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

Notice of Articles	/s/ Carol Prest
BUSINESS CORPORATIONS ACT	CAROL PREST

This Notice of Articles was issued by the Registrar on: June 29, 2021 11:12 AM Pacific Time

Incorporation Number:	BC1205438

Recognition Date and Time: Incorporated on April 16, 2019 02:46 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:
GLASS HOUSE BRANDS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Hackett, Lawrence

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Smith, Andrew

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Sandelman, Jonathan

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Miles, Charles

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 10, 2019

June 2, 2021

June 2, 2021

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Subordinate Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

Page: 2 of 3

2.	No Maximum	Multiple Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

3.	No Maximum	Restricted Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

4.	No Maximum	Limited Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

5.	No Maximum	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached

Page: 3 of 3

Date and Time: June 29, 202111:21 AM Pacific Time

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

Notice of Alteration

FORM 11

BUSINESS CORPORATIONS ACT

Section 257

Filed Date and Time:	June 29, 2021 11:12 AM Pacific Time

Alteration Date and Time:	Notice of Articles Altered on June 29, 2021 11:12 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:	Name of Company:
BC1205438	MERCER PARK BRAND ACQUISITION CORP.

Name Reservation Number:	Name Reserved:
NR8653675	GLASS HOUSE BRANDS INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:	To:
MERCER PARK BRAND ACQUISITION CORP.	GLASS HOUSE BRANDS INC.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:

June 2, 2021

AUTHORIZED SHARE STRUCTURE

BC1205438 Page: 1 of 2

1.	No Maximum	Subordinate Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

2.	No Maximum	Multiple Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

3.	No Maximum	Restricted Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

4.	No Maximum	Limited Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

5.	No Maximum	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached

BC1205438 Page: 2 of 2